SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             CENTRAL NEWSPAPERS, INC
                                (Name of Issuer)

                     Class A Common Stock, without par value
                         (Title of Class of Securities)

                                    154647101
                                 (CUSIP Number)


                                                      Copy to:
     Frank E. Russell, Trustee                Steven W. Thornton, Esq.
Nina Mason Pulliam Charitable Trust              Barnes & Thornburg
  135 N. Pennsylvania, Suite 1200               11 S. Meridian Street
    Indianapolis, Indiana 46204              Indianapolis, Indiana 46204
           (317) 231-9200                          (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 154647101                                       Page  2  of 5 Pages
------------------------                             ---------------------------


1    NAME OF REPORTING PERSON                Nina Mason Pulliam Charitable Trust
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           35-6644088
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana
--------------------------------------------------------------------------------
 NUMBER OF
  SHARES        7          SOLE VOTING POWER                   1,446,850++
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8          SHARED VOTING POWER                         0
   EACH        -----------------------------------------------------------------
 REPORTING      9          SOLE DISPOSITIVE POWER              1,446,850
  PERSON       -----------------------------------------------------------------
   WITH        10          SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,446,850
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.4%*
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
                       OO
--------------------------------------------------------------------------------

++ Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B
         Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.
* Based on 17,207,924 shares. Pursuant to the Issuer's Report on Form 10-Q for the period ended September 30, 1998, 18,707,924 shares of Class A Common Stock were outstanding as of November 2, 1998. The Issuer repurchased 1,500,000 shares of Class A Common Stock in November, 1998.

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Class A Common Stock, no par value

         Issuer:                    Central Newspapers, Inc.
                                    200 East Van Buren Street
                                    Phoenix, Arizona  85004


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Nina Mason Pulliam Charitable Trust
         (b)      135 North Pennsylvania Street, Suite 1200
                  Indianapolis, Indiana 46204
         (c)      N/A
         (d)      No
         (e)      No
         (f)      Indiana


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.           PURPOSE OF TRANSACTION.

         The Shares are held for investment purposes.

         (a) Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10th of a share of Class A Common Stock. Therefore, the 3,732,500 shares of Class B Common Stock owned by the Nina Mason Pulliam Charitable Trust may be converted into 373,250 shares of Class A Common Stock.

                  The  Nina  Mason  Pulliam  Charitable  Trust  intends  to sell
                  1,336,850 shares of Class A Common Stock in a registered secondary offering, as further described in Item 6 below.

         (b)-(j)  N/A

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Nina Mason Pulliam Charitable Trust beneficially owns 1,446,850 shares (8.4%) of Class A Common Stock, as to which Frank E. Russell, Trustee, disclaims beneficial ownership, including (i) 1,073,600 shares (6.1%) of Class A Common Stock which are owned directly by the Nina Mason Pulliam Charitable Trust and (ii) 3,732,500 shares of Class B Common Stock which may be converted into 373,250 shares (2.1%) of Class A Common Stock.


         (b)      Sole Voting Power:                 1,446,850*
                  Shared Voting Power:                        0
                  Sole Dispositive Power:            1,446,850
                  Shared Dispositive Power:                   0

                  * Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

         (c) On September 21, 1998, the Nina Mason Pulliam Charitable Trust and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Issuer agreed to purchase 2,500,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust for a purchase price of $60 per share.
                  The sale was completed on October 22, 1998.

                  On September 21, 1998, the Nina Mason Pulliam Charitable Trust and the Issuer entered into a Standstill and Option Agreement pursuant to which the Nina Mason Pulliam Charitable Trust granted to the Issuer the option to purchase up to 1,500,000 shares of Class A Common Stock at a price of $67 per share. The Issuer exercised part of its option, purchasing 500,000 shares at $67 per share on November 13, 1998. The Issuer exercised its remaining option, purchasing 1,000,000 shares of Class A Common Stock for $67 per share on November 20, 1998.

         (d) Frank E. Russell, as Trustee of the Nina Mason Pulliam Charitable Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Frank E. Russell does not have the right to receive dividends from such securities.

         (e)      N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Stock Purchase Agreement, the Issuer has agreed to register 1,336,850 shares of Class A Common Stock (including any underwriter's over-allotment) in a registered secondary offering. The Nina Mason Pulliam Charitable Trust intends to sell 1,336,850 shares of Class A Common Stock in a public offering pursuant to such registration. A Registration Statement on Form S-3 was filed with the Securities & Exchange Commission (the "Commission") on November 10, 1998. The Registration Statement is being reviewed by the Commission and has not yet become effective.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Stock Purchase Agreement dated September 21, 1998, by and between the Nina Mason Pulliam Charitable Trust, an Indiana trust, and Central Newspapers, Inc., an Indiana corporation.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 1, 1998                    /s/ Frank E. Russell
----------------------              ------------------------------------------
         Date                       Frank E. Russell, as Trustee
                                    of the Nina Mason Pulliam Charitable Trust